EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,
	2015	2014	2013	2012		2011
Earnings:
Income/(loss) from continuing operations	$56,940	$33,544	$32,766	$(13,309)		$(40,744)
Add from continuing operations:
Interest on indebtedness (a)	40,321	41,717	36,058	45,234		52,817
Portion of rents representative of the interest factor	1,868	1,751	1,705	1,665		1,627
Amortization of capitalized interest	734	725	580	398		291
Total earnings	$99,863	$77,737	$71,109	$33,988		$13,991
Fixed charges from continuing operations:
Interest on indebtedness (a)	$40,321	$41,717	$36,058	$45,234		$52,817
Interest capitalized	182	2,890	5,870	3,679		1,752
Portion of rents representative of the interest factor	1,868	1,751	1,705	1,665		1,627
Fixed charges	$42,371	$46,358	$43,633	$50,578		$56,196

Ratio of earnings to fixed charges	2.36	1.68	1.63	—	(b)	—	(b)
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b) The ratio was less than 1:1 for the years ended December 31, 2012, and 2011 as earnings were inadequate to cover fixed charges by deficiencies of approximately $16.6 million, and $42.2 million, respectively.